NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES UPDATES BEAUFOR MINE AND
VALENTINE LAKE PROGRESS

  Beaufor Mine headframe replaced; production resumed August 21st
  Valentine Lake drilling expenditures will complete $1 million earn-in
  No exposure to asset-backed commercial paper

MONTREAL, Canada, September 13, 2007 - Richmont Mines Inc. (RIC: AMEX-TSX) announces that the replacement of the wooden headframe structure at the Beaufor Mine was completed on August 18, 2007. The mine shaft was put back into service and production resumed on August 21st while milling at the Camflo Mill resumed on September 6, 2007. The original headframe structure dated back to the early 1980s, and, as previously announced, efforts to replace the structure began in June 2007, with a complete mine shut down beginning on July 13, 2007.

As a result of the shut down, third quarter production and sales are expected to be lower than the second quarter, although full year production from Beaufor is expected to exceed 2006 production. Prior to the shut down, results for the first half of 2007 showed a significant improvement in the average grade and a resulting decrease in the cash cost of production per ounce. In the first half of 2007, 18,808 ounces of gold were sold with a cash cost of US$427 per ounce compared with 15,265 ounces of gold sold in the first half of 2006 with a cash cost of US$584 per ounce. The average recovered grade improved to 8.41 grams/tonne (g/t) in the first half of 2007 compared with 5.56 g/t in the same period the prior year.

The sectors currently being mined are located near the Beaufor fault and continue to demonstrate encouraging results. Additional exploration drilling is also underway to uncover new zones. The drill plan for 2007 has been increased to 25,000 meters, up from 20,000 meters of drilling originally planned.

Valentine Lake Drilling Update

Expenditures for the drilling program currently underway at Valentine Lake will complete the $1 million investment required for the Company to acquire a 70% interest in the property. However, due to severe weather conditions and limited helicopter availability due to mechanical failures, the number of meters drilled will fall short of the 2,700 meters originally planned. The objective of this exploration plan is to evaluate the overall potential of the remainder of the large Valentine Lake property, which has unexplored, strong gold soil anomalies over 22 kilometres.

Based on previous exploration work, the Valentine Lake property has total estimated mineral resources of 359,000 ounces of gold, as outlined in the National Instrument 43-101 compliant technical report dated January 2005. In the fall of 2006, InnovExplo Inc., an independent mining and exploration consulting firm, concluded that the main occurrences represent significant gold potential as well as illustrate targets for new discoveries.

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RICHMONT MINES UPDATES BEAUFOR MINE AND VALENTINE LAKE PROGRESS
September 13, 2007

Cash Investments

The Company confirms that it has no exposure to asset-backed commercial paper in its investment portfolio. The Company’s cash and cash equivalents are primarily held in Canadian chartered bank accounts and bankers acceptance notes from major Canadian and international financial institutions. As of June 30, 2007, Richmont Mines had cash and cash equivalents of $24.2 M.

Martin Rivard
President and Chief Executive Officer.

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced approximately one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

En français :	English:
Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLP

Phone: 514-397-1410	Phone: 716-843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Listings: TSX – Amex

Web Site: www.richmont-mines.com

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